FORM 5 ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Weibling,	Dennis	M.		Nextel Partners, Inc. (NXTP)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						December, 2002

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than
	Kirkland	WA	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	2A.	Deemed Execution Date, if any (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
													(Instr. 3 and 4)
									Amount	(A) or (D)	Price

Class A Common			7/24/02				A		* 45,000	A	.01		45,000		(1)		(1)

Class A Common													15,750,012		(2)		(2)

Class A Common													7,500		(3)		(3)

Class A Common													3,600		(4)		(4)

Class A Common													40,000		(5)		(5)

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

*  Shares subject to a Restricted Stock Purchase Agreement

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

											(A)	(D)		Date Exercisable	Expiration Date

Class A Common			$4		7/24/02				A		A	15,000		7/24/03	7/24/12

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Class A Common		15,000				15,000		D

Explanation of Responses:

(1)
The Reporting Person, Dennis M. Weibling, is the designated filer on his own behalf. Mr. Weibling is a Director and is subject to Section 16 reporting requirements.

(2)
Shares owned directly by Eagle River Investments, LLC ("ERI"). The Reporting Person is a member of ERI.

(3)
Shares owned directly by Mr. Weibling's personal IRA.

(4)
Shares owned directly by On Eagles' Wings, LLC, a family LLC of Mr. Weibling's in which he is the managing member and shares a 60% ownership interest with his wife.

(5)
Shares owned directly by The Weibling Living Trust. Dennis Weibling is the Trustee of the trust.

Joint Filer Information
Names:	Dennis M. Weibling
Address:	2300 Carillon Point Kirkland, Washington 98033
Designated Filer:	Dennis M. Weibling
Issuer and Ticker Symbol:	Nextel Partner, Inc. (NXTP)

Date of Event Requiring Statement:	7/24/02
/s/ Dennis M. Weibling	2/14/03
**Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.